UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42259

JBDI Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporate or organization)

34 Gul Crescent

Singapore 629538

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

This current report on 6-k is being filed to disclose that JBDI Holdings Limited (the “Company”) has now elected to rely on the home country rule exemption under Nasdaq Listing Rule 5615(a)(3) with respect to the following matters.

As a company incorporated in the Cayman Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Listing Rules 5600 Series, the Company has elected to be exempt from the requirements as follows:

(i) Nasdaq Listing Rule 5635 which sets forth (A) the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (a) the acquisition of the stock or assets of another company, (b) equity-based compensation of officers, directors, employees or consultants, (c) a change of control, and (d) transactions other than public offerings; (B) general provisions relating to shareholder approval; and (C) the financial viability exception to the shareholder approval requirement.

Harney Westwood & Riegels, the Company’s Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, the Company is not required to comply with above-mentioned requirements.

Except for the foregoing, there is no significant difference between the Company’s corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

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EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Home Country Exemption Letter

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JBDI HOLDINGS LIMITED

Date: September 11, 2026	By:	/s/ Lim Chwee Poh
	Name:	Lim Chwee Poh
	Title:	Executive Director and Principal Executive Officer

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